News Release

TAG Oil Ltd. www.tagoil.com Corporate Office 534 17th Avenue SW Suite 400 Calgary, Alberta T2S 0B1 Canada ph 403-770-1934 fx 403-770-1935

TAG Oil Updates SuppleJack South-1a Whipstock Operations

Calgary, Alberta – Dec 27th, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF) announced today that the SuppleJack South-1a whipstock operation in PEP 38765, Taranaki Basin, New Zealand (TAG: 13.33%) has successfully drilled to a total depth of 2084m. The main target SN-0 Sands have been penetrated 18 meters updip of SuppleJack South-1. The 5 meter gross sand intersected is interpreted to be gas bearing. A further 1.5 meter thick sand has also been penetrated above the target sands and this SN-0.5 Sand is also interpreted to be gas bearing. The Joint Venture has agreed to run production casing in SuppleJack South-1a in preparation for completion operations. Separate gas zones in both SuppleJack-1 and SuppleJack South-1a will be perforated and flow tested in the upcoming completion operations, thereafter a joint production plan for the two wells will be implemented. Ensign International Rig#19 will now be mobilized to TAG’s 100% Arakamu-1 well in PEP 38757.

For further information please visit our website at www.tagoil.com.

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Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.